UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 20, 2014

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	1-11406 (Commission File Number)	52-1762325 (IRS Employer Identification No.)

One Technology Park Drive Westford, Massachusetts (Address of Principal Executive Offices)	01886 (Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

KADANT INC.

Item 7.01 Regulation FD Disclosure.

On February 20, 2014, Kadant Inc. (the "Company") will hold a webcast and conference call to discuss its financial results for the fiscal quarter and year ended December 28, 2013. A copy of the slides that will be presented on the webcast and discussed in the conference call is being furnished as Exhibit 99 to this Current Report on Form 8-K.

The information in this Form 8-K (including Exhibit 99) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibit

The following exhibit relating to Item 7.01 shall be deemed to be furnished and not filed.

Exhibit No	Description of Exhibit
99	Slides to be presented by the Company on February 20, 2014

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: February 20, 2014   By   /s/ Thomas M. O'Brien

                                              Thomas M. O'Brien
                                            Executive Vice President and
                                              Chief Financial Officer

Fourth Quarter and Full-Year 2013 Business Review

Jonathan W. Painter, President & CEO

Thomas M. O'Brien, Executive Vice President & CFO

KĀDANT
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Forward-Looking Statements

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, and economic and industry outlook, and pending orders. We will not recognize the pending orders described in this presentation as bookings until the purchase order is signed and the associated down payments are received. The timing and receipt of these items are subject to a number of uncertainties, and there can be no assurance that we will be able to record bookings or recognize revenues on the pending orders described in this presentation. Our actual results may differ materially from these forward-looking statements as a result of various important factors, including those set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the period ended September 28, 2013. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; oriented strand board market and levels of residential construction activity; commodity and component price increases or shortages; dependence on certain suppliers; international sales and operations; our acquisition strategy; our internal growth strategy; fluctuations in currency exchange rates; competition; soundness of suppliers and customers; our effective tax rate; future restructurings; soundness of financial institutions; our debt obligations; restrictions in our credit agreement; reliance on third-party research; protection of patents and proprietary rights; failure of our information systems or breaches of data security; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

KĀDANT
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Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of acquisitions and foreign currency translation, adjusted operating income, adjusted net income, adjusted diluted EPS, earnings before interest, taxes, depreciation, and amortization (EBITDA), and adjusted EBITDA.

A reconciliation of those numbers to the most directly comparable U.S. GAAP financial measures is shown in our 2013 fourth quarter earnings press release issued February 19, 2014, which is available in the Investors section of our website at www.kadant.com under the heading Investor News.

KĀDANT
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Jonathan W. Painter

President & CEO

BUSINESS REVIEW

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Q4 2013 Financial Highlights

($ Millions, except per share amounts)	Q4 2013	Q4 2012	% CHANGE
Revenue	$94.8	$78.1	21.5%
Gross Margin	43.9%	43.0%	n.m.
Operating Income	$7.6	$6.7	12.9%
Adjusted Operating Income[1,2]	$9.3	$6.7	38.1%
Adjusted EBITDA[1,2]	$11.8	$8.7	35.2%
Diluted EPS[1]	$0.52	$0.84	-38.1%
Adjusted Diluted EPS[1,2]	$0.51	$0.44	15.9%
Parts and Consumables Revenue	$58.7	$49.6	18.5%
Bookings	$84.0	$76.0	10.5%
Cash Flow	$9.2	$12.7	-27.4%

Percent change calculated using actual numbers reported in our Q4 2013 earnings release dated February 19, 2014.

[1] Diluted EPS, adjusted diluted EPS, adjusted operating income, and adjusted EBITDA are from continuing operations.
[2] Adjusted diluted EPS, adjusted operating income, and adjusted EBITDA are non-GAAP financial measures that exclude certain items as detailed in our Q4 2013 earnings press release issued February 19, 2014.

KĀDANT
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2013 Financial Highlights

($ Millions, except per share amounts)	2013	2012	% CHANGE
Revenue	$344.5	$331.8	3.8%
Gross Margin	45.8%	43.9%	n.m.
Diluted EPS[1]	$2.07	$2.66	-22.2%
Adjusted Diluted EPS[1,2]	$2.07	$2.29	-9.6%
Adjusted EBITDA[1,2]	$44.7	$44.8	-0.3%
Adjusted EBITDA/Sales[1,2]	13.0%	13.5%	n.m.
Bookings	$343.0	$300.4	14.2%
Cash Flow	$39.9	$30.5	31.1%
Return on Total Capital[2,3]	9.1%	13.1%	n.m.

Percent change calculated using actual numbers reported in our Q4 2013 earnings release dated February 19, 2014.

1 Diluted EPS, adjusted diluted EPS, and adjusted EBITDA are from continuing operations.
2 Adjusted EBITDA, adjusted diluted EPS, and adjusted net income are non-GAAP financial measures that exclude certain items as detailed in our Q4 2013 earnings press release issued February 19, 2014.
3 Return on total capital is based on adjusted net income divided by the sum of stockholders' equity less net cash.

KĀDANT
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Q4 2013 Revenue By Product Line

($ Millions)	Q4 2013	Q4 2012	% CHANGE	EXCL. FX
Stock-Preparation	$32.4	$28.1	15.4%	12.2%
Doctoring, Cleaning, & Filtration	30.3	24.8	22.1%	21.1%
Fluid-Handling	24.9	22.8	9.2%	8.0%
Wood Processing Systems	4.6	0.0	n.m.	n.m.
Fiber-based Products	2.6	2.4	12.7%	12.7%
TOTAL	**$94.8**	**$78.1**	**21.5%**	**19.7%**

Percent change calculated using actual numbers reported in our Q4 2013 earnings release dated February 19, 2014.

KĀDANT
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Q4 2013 Bookings By Product Line

($ Millions)	Q4 2013	Q4 2012	% CHANGE	EXCL. FX
Stock-Preparation	$22.6	$25.2	-10.4%	-12.3%
Doctoring, Cleaning, & Filtration	28.1	27.7	1.6%	0.7%
Fluid-Handling	23.3	20.5	13.5%	12.5%
Wood Processing Systems	6.0	0.0	n.m.	n.m.
Fiber-based Products	4.0	2.6	54.4%	54.4%
TOTAL	**$84.0**	**$76.0**	**10.5%**	**9.3%**

KĀDANT
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Bookings and Revenues

US$ (millions)



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Parts and Consumables Bookings and Revenues

US$ (millions)



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REGIONAL PERFORMANCE

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North America Bookings and Revenues

US$ (millions)



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Europe Bookings and Revenues

US$ (millions)



KAI 4Q13 Business Review–February 20, 2014
© 2014 Kadant Inc. All rights reserved.

KĀDANT
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China Bookings and Revenues


US$ (millions)
$36.2
$20
$15
$10
$5
$0
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
Bookings
Revenues

© 2014 Kadant Inc. All rights reserved.

South America Bookings and Revenues

US$ (millions)



KAI 4Q13 Business Review–February 20, 2014
© 2014 Kadant Inc. All rights reserved.

KĀDANT
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Guidance for Continuing Operations

- FY 2014 GAAP diluted EPS of $2.60 to $2.70
- FY 2014 revenues of $405 to $415 million

- Q1 2014 GAAP diluted EPS of $0.38 to $0.40
- Q1 2014 revenues of $94 to $96 million

KĀDANT
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Thomas M. O'Brien

Executive Vice President & Chief Financial Officer

FINANCIAL REVIEW

KĀDANT
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Quarterly Gross Margins



KAI 4Q13 Business Review–February 20, 2014

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Full-Year Gross Margins



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Quarterly SG&A



KĀDANT
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Full-Year SG&A



KAI 4Q13 Business Review–February 20, 2014

KĀDANT
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Quarterly Adjusted Diluted EPS

	Q4 2013	Q4 2013	Q4 2012	Q4 2012
	$ in millions	Diluted EPS	$ in millions	Diluted EPS
Net Income and Diluted EPS from Continuing Operations, as reported	$5.9	$0.52	$9.6	$0.84
Restructuring Income	(0.1)	(0.01)	-	-
Benefit from Discrete Tax Items	-	-	(4.6)	(0.40)
Adjusted Net Income and Adjusted Diluted EPS*	**$5.8**	**$0.51**	**$5.0**	**$0.44**

*Adjusted net income and adjusted diluted EPS are non-GAAP financial measures.

KĀDANT
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4Q12 to 4Q13 Adjusted Diluted EPS from Continuing Operations



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Full-Year Adjusted Diluted EPS

	2013	2013	2012	2012
	$ in millions	Diluted EPS	$ in millions	Diluted EPS
Net Income and Diluted EPS from Continuing Operations, as reported	$23.5	$2.07	$30.9	$2.66
Other Expense	-	-	0.3	0.03
Benefit from Discrete Tax Items	-	-	(4.6)	(0.40)
Adjusted Net Income and Adjusted Diluted EPS*	**$23.5**	**$2.07**	**$26.6**	**$2.29**

*Adjusted net income and adjusted diluted EPS are non-GAAP financial measures.

KĀDANT
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Adjusted Diluted EPS from Continuing Operations



KAI 4Q13 Business Review–February 20, 2014

KĀDANT
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Cash Flow

($ Millions)	4Q13	4Q12	YTD 4Q13	YTD 4Q12
Income from Continuing Operations	$6.0	$9.7	$23.7	$31.1
Depreciation and Amortization	3.0	2.0	9.8	8.4
Stock-Based Compensation	1.4	1.2	5.2	4.8
Other Items	(0.6)	(5.3)	(3.1)	(5.0)
Change in Current Assets & Liabilities (excl. acquisitions)	(0.6)	5.1	4.3	(8.8)
Cash Provided by Continuing Operations	**$9.2**	**$12.7**	**$39.9**	**$30.5**

KĀDANT
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Free Cash Flow



Free cash flow is defined as cash flows from continuing operations less purchases of property, plant, and equipment.

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Stock Repurchases and Dividends

($ in Millions, except per share amounts)	2013	2012	2011
Common Stock Repurchases	$5.4	$14.5	$16.1
Average Price per Share	$30.67	$22.87	$21.52
Cash Dividends	$4.2	-	-
Total Stock Repurchases and Dividends	$9.6	$14.5	$16.1
Net Income from Continuing Operations	$23.5	$30.9	$33.6
% of Net Income from Continuing Operations	41%	47%	48%

KĀDANT
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Key Working Capital Metrics

	4Q13	3Q13	4Q12
Days in Receivables	70	64	72
Days in Inventory	96	92	87
Days in Payables	48	46	47



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Working Capital and Cash Conversion Days

	4Q13	3Q13	4Q12
Working Capital % LTM Revenues*	16.6%	14.4%	13.9%
Cash Conversion Days**	118 days	110 days	112 days

*Working Capital is defined as current assets less current liabilities, excluding cash, debt, and the discontinued operation.
** Based on days in receivables plus days in inventory less days in accounts payable.



KĀDANT
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Cash and Debt

($ Millions)	4Q13	3Q13	4Q12
Cash, cash equivalents, and restricted cash	$50.2	$73.2	$54.6
Debt	(38.6)	(14.5)	(6.9)
Net Cash	**$11.6**	**$58.7**	**$47.7**



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Leverage Ratio



Debt/EBITDA *

* Calculated by adding or subtracting certain items, as required by our Credit Facility, from Adjusted EBITDA. Under our new Credit Facility entered into on August 3, 2012 and as amended on November 1, 2013 total debt is defined as debt less domestic cash of up to $25 million. For periods prior to 3Q12, total debt was not reduced for domestic cash.

KĀDANT
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Guidance for Continuing Operations

- Q1 2014 GAAP diluted EPS of $0.38 to $0.40

- FY 2014 GAAP diluted EPS of $2.60 to $2.70

- CAPEX of $9 to $10 million

- Depreciation & Amortization Expense of $11 million

KĀDANT
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Questions & Answers

To ask a question, please call **877-703-6107** within the U.S. or
+1-857-244-7306 outside the U.S. and reference 83375884.

Please mute the audio on your computer.

KĀDANT
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Key Take-Aways

- Solid financial performance in 2013

- Record gross margin, near-record adjusted EBITDA in 2013

- Cash flow remains healthy

- Parts and Consumables business strong and growing

- 2014 is expected to be a solid year for EPS and revenue growth

KĀDANT
AN ACCENT ON INNOVATION

Fourth Quarter and Full-Year 2013 Business Review

Jonathan W. Painter, President & CEO

Thomas M. O'Brien, Executive Vice President & CFO

KĀDANT
AN ACCENT ON INNOVATION

Investor Contact: Thomas M. O'Brien, 978-776-2000

APPENDIX

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Appendix: Revenue

($ Millions)	2013	2012	% Change
Parts & Consumables	$214.7	$189.9	13%
Capital	$129.8	$141.9	-9%
Total	**$344.5**	**$331.8**	**4%**

2013



2012



KĀDANT
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